SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  -------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                                     Report

                            for the month of May 2004

                                  -------------

                          JINPAN INTERNATIONAL LIMITED
                 (Translation of Registrant's Name Into English)


                   c/o Hainan Jinpan Special Transformer Works
                                  Section D-2,
                             No. 100 Industry Avenue
                             Jinpan Development Area
                               Haikou, Hainan PRC
                    (Address of Principal Executive Offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F         |X|      Form 40-F             |_|

          Indicate  by check mark  whether  the  registrant  by  furnishing  the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                |_|     No                    |X|

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated May 11, 2004, regarding its declaration of a cash dividend.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            JINPAN INTERNATIONAL LIMITED
                                            (Registrant)



                                            By: /s/ Jing Yuqing
                                                --------------------------------
                                                Name: Jing Yuqing
                                                Title: Secretary


Dated: May 11, 2004

                                  EXHIBIT INDEX

Exhibit Number                     Description                       Page Number
--------------                     -----------                       -----------


         1              Press release dated May 11, 2004

                                    EXHIBIT 1


May 11, 2004
Englewood Cliffs, New Jersey
Company Contact:  Mr. Mark Du
Tel. No.  201-227-0680

JINPAN INTERNATIONAL LIMITED ANNOUNCES 10 CENT CASH DIVIDEND DISTRIBUTION ON JULY 16, 2004

Englewood Cliffs, NJ - May 11, 2004 - Jinpan International Limited (the "Company") (AMEX Symbol: JST). The Board of Directors on October 14, 2003, declared a cash dividend of 40 cents per share of common stock for the year 2004. The Company made the first distribution of 20 cents on January 22, 2004. On February 6, 2004, the Company declared a 2 for 1 stock split. The Company will make a second distribution of 10 cents per share, adjusted for the stock split, on July 16, 2004, to shareholders of record on July 6, 2004 to fulfill the overall distribution of 40 cents per share.

As the premier manufacturer of cast coil transformers in China, the Company plans to become a more global company by gaining market share in other regions of the world. In addition, the Company is looking for areas to provide a more complete package to its customers. The Company looks forward to realizing its goals and to continue delivering the greatest value to its customers.